                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                             HORIZON OFFSHORE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44043J105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            G. BRYAN DUTT CORPORATION
                            4545 Bissonnet, Suite 291
                              Bellaire, Texas 77401
                            Tel. No.: (713) 218-6945
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                               Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                 August 14, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 44043J105                    13D


-------------- ---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               G. Bryan Dutt Corporation
-------------- ---------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                              (b) [ ]

-------------- ---------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------- ---------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                               [ ]

-------------- ---------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
-------------- ----------------------- ------- -------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       1,618,000
              OWNED BY                 ------- -------------------------------------------------------------------------
                EACH
              REPORTING                  8     SHARED VOTING POWER
             PERSON WITH                       0

                                       ------- -------------------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               1,618,000
                                       ------- -------------------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER
                                               0
-------------- ----------------------- ------- -------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,618,000
-------------- ---------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                                    [ ]

-------------- ---------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.9%
-------------- ---------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               OO
-------------- ---------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 44043J105                    13D




-------------- -----------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               G. Bryan Dutt
-------------- -----------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                            (b) [ ]

-------------- -----------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------- -----------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                             [ ]

-------------- -----------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------- ----------------------- ------- ---------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       1,618,000
              OWNED BY                 ------- ---------------------------------------------------------------------
                EACH
              REPORTING                  8     SHARED VOTING POWER
             PERSON WITH
                                               0
                                       ------- ---------------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               1,618,000
                                       ------- ---------------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER
                                               0
-------------- ----------------------- ------- ---------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,618,000
-------------- -----------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                                  [ ]

-------------- -----------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.9%
-------------- -----------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
-------------- -----------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                  This Schedule 13D (the "Schedule 13D") is being filed on behalf of G. Bryan Dutt Corporation, a Texas corporation ("GBD") and Mr. G. Bryan Dutt, the president and chief executive officer of GBD, relating to shares of common stock of Horizon Offshore, Inc., a Delaware corporation (the "Issuer"). This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issuable to Ironman Energy Capital, L.P. ("Ironman"), of which GBD is the general partner.

ITEM 1. SECURITY AND ISSUER

                  Securities acquired: Shares of Common Stock, par value $1.00 per share

                  Issuer:          Horizon Offshore, Inc.
                                   2500 City West Boulevard, Suite 2200
                                   Houston, Texas 77042

ITEM 2. IDENTITY AND BACKGROUND

                  (a) This statement is filed by: (i) G. Bryan Dutt Corporation, a Texas corporation ("GBD") and (ii) Mr. G. Bryan Dutt, the president and chief executive officer of GBD (the "Principal").

                  (b) The business address of GBD and the Principal is 4545 Bissonnet, Suite 291, Bellaire, Texas 77401.

                  (c) GBD provides investment management services to private individuals and institutions. The principal occupation of Mr. Dutt is investment management.

                  (d) None of GBD and the Principal have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of GBD and the Principal have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) GBD is a Texas corporation. Mr. G. Bryan Dutt is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

                  As of September 30, 2002, GBD had invested (i) $9,321,210 through Ironman. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Ironman.

ITEM 4. PURPOSE OF THE TRANSACTION

                  GBD and Mr. Dutt acquired shares of Common Stock for portfolio investment purposes. GBD and Mr. Dutt further believe that there may exist unexploited opportunities to increase the value of the Shares. Mr. Dutt hopes to work with the Issuer's management and board of directors to identify and pursue opportunities to increase the value of the Shares. Such opportunities may include raising additional capital or entering strategic alliances that could fund future growth and expansion or exploring possible business combinations.

                  GBD and Mr. Dutt reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of GBD's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of September 30, 2002, GBD and Mr. Dutt beneficially own 1,618,000 shares of Common Stock of the Issuer, which represents 5.9% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,618,000 shares of Common Stock beneficially owned by GBD and Mr. Dutt as of the date hereof, by (ii) 27,289,782 shares of Common Stock outstanding as of August 9, 2002 based upon the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 14, 2002.

                  (b) GBD and Mr. Dutt for the account of Ironman have the power to vote and dispose of the shares of Common Stock held by such entity.

                  The filing of this statement on Schedule 13D shall not be construed as an admission that GBD or Mr. Dutt is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,618,000 shares of Common Stock owned by Ironman. Pursuant to Rule 13d-4, GBD and Mr. Dutt disclaim all such beneficial ownership.

                  (c) The transactions in the Issuer's securities by GBD during the last sixty days are listed as Annex A attached hereto and made a part hereof.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated August 22, 2002, among GBD and Mr. Dutt.

                                     ANNEX A

   Transaction                            Quantity          Price per
       Date             Buy/Sell          (shares)          Share ($)
   -----------          --------          --------          ---------
     8/06/02              Buy               28,000             5.255
     8/06/02              Buy              222,000             4.91
     8/12/02              Buy               10,000             4.72
     8/13/02              Buy               10,000             4.8
     8/14/02              Sell              14,000             4.5639
     8/14/02              Buy              690,900             4.3
     8/21/02              Sell               1,200             5.63
     9/18/02              Buy                3,100             4.83
     9/30/02              Buy               50,000             4.34

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 2, 2002


                                        G. Bryan Dutt Corporation

                                        By: /s/ G. BRYAN DUTT
                                            ----------------------------------
                                            G. Bryan Dutt, President



                                        /s/ G. BRYAN DUTT
                                        --------------------------------------
                                        G. Bryan Dutt

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
  1             Joint Filing Agreement dated August 22, 2002, among GBD and
                Mr. Dutt.